UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Jeffrey A. Welikson, Esq.

Vice President, Corporate Secretary and Deputy General Counsel

American International Group, Inc.

175 Water Street

New York, NY 10038

(212) 770-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N00985106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American International Group, Inc. 13-2592361
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,677,702
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 10,677,702
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,677,702
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. N00985106

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D (the “Schedule 13D”) relates to the beneficial ownership of stock, nominal value EUR0.01 per share (the “Ordinary Shares”), of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”), which has its principal executive offices at AerCap House, Stationsplein 956, 1117 CE Schiphol, The Netherlands.

Item 2. Identity and Background.

The name of the person filing this Amendment is American International Group, Inc., a Delaware corporation (“AIG”). The principal business of AIG is general insurance, life insurance and retirement services. The principal office of AIG is 175 Water Street, New York, NY 10038.

The name, address, position, present principal occupation and citizenship of each director and executive officer of AIG is set forth in the attached Schedule A, which is incorporated herein by reference in its entirety.

The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits.

During the last five years, neither AIG nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, AIG has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On December 16, 2013, AIG entered into an agreement under which AIG would sell its 100% interest in International Lease Finance Corporation (“ILFC”) to the Issuer (the “Sale”). The Sale closed on May 14, 2014. AIG received 97,560,976 newly issued Ordinary Shares and $3.0 billion in cash as consideration for the Sale.

Item 4. Purpose of Transaction.

AIG acquired the Ordinary Shares, along with cash consideration, in order to consummate the sale of ILFC to the Issuer. Other than as set forth in this Amendment, AIG does not have any plans or proposals which may relate to or would result in the items described in subsections (a) through (j) of Item 4 of Schedule 13D.

On June 1, 2015, AIG entered into a share repurchase agreement (the “Share Repurchase Agreement”) with the Issuer, AerCap Global Aviation Trust (the “Trust”), the guarantors named therein and AIG Capital Corporation providing for the purchase by the Issuer of 15,698,588 Ordinary Shares from AIG (the “Share Repurchase”). The Share Repurchase closed on June 9, 2015.

On June 3, 2015, AIG entered into an underwriting agreement with the Issuer and the underwriters specified therein (the “Underwriting Agreement”), pursuant to which AIG agreed to sell 71,184,686 Ordinary Shares through an underwritten public offering (the “Public Offering”) upon the terms and conditions set forth in the prospectus supplement related to the Ordinary Shares filed by the Issuer with the Securities and Exchange Commission. In connection with the Underwriting Agreement, AIG also granted the underwriters a 30-day option to acquire an additional 10,677,702 Ordinary Shares of the Issuer. The closing of the Public Offering occurred on June 9, 2015, immediately following the closing of the Share Repurchase.

Item 5. Interest in Securities of the Issuer.

AIG is the direct beneficial owner of 10,677,702 Ordinary Shares of the Issuer, representing approximately 5.4% of the Ordinary Shares of the Issuer. Other than as described in Item 4 above, AIG has not effected any transaction in connection with the Ordinary Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

AIG is a party to the Shareholders’ Agreement, dated as of May 14, 2014, as amended, by and among AIG, AIG Capital Corporation and the Issuer (the “Shareholders’ Agreement”), which, among other things, addresses governance, voting rights and restrictions, transfer restrictions, preemptive rights and certain covenants with respect to AIG’s Ordinary Shares.

The Shareholders’ Agreement provides that so long as AIG holds at least one Ordinary Share, but less than 10% of the Ordinary Shares, AIG will be entitled to nominate (but not elect) one director of the Issuer.

The Shareholders’ Agreement contains transfer restrictions which provide that AIG may transfer any or all of the Ordinary Shares after 15 months following the closing of the Sale. Furthermore, AIG may only transfer the Ordinary Shares in accordance with all applicable laws and (i) pursuant to one of four enumerated “permitted transfers”, (ii) in a broadly distributed underwritten offering made pursuant to the Registration Rights Agreement or (iii) in one or more related transactions equal to less than 9.9 percent of the total voting power of any person or to any group of persons who, to the knowledge of AIG, form a group.

The Shareholders’ Agreement provides that AIG has the right to purchase its pro rata share of any new shares that the Issuer proposes to sell or issue, in excess of shares that (i) have, or will have upon issuance or sale, voting power equal to or in excess of 20% of the voting power outstanding, or (ii) are, or will be upon issuance or sale, equal to or in excess of 20% of the equity securities of the Issuer.

The Shareholders’ Agreement provides that: (i) the Issuer shall not take any action that would cause AIG to hold 50% or more of the shares of Issuer; and (ii) the Issuer is required to offer to buy back AIG’s Ordinary Shares pro rata with any other shareholders whose shares are bought back.

AIG is a party to the Registration Rights Agreement, dated as of May 14, 2014, by and between AIG and the Issuer, which, among other things, allows AIG to demand registration for the resale of the Ordinary Shares.

AIG is a party to the Share Repurchase Agreement, dated as of June 1, 2015, by and among the Issuer, the Trust, the guarantors named therein, AIG and AIG Capital Corporation, which, among other things, provides for the purchase by the Issuer of 15,698,588 Ordinary Shares from AIG.

Item 7. Material to Be Filed as Exhibits.

EXHIBIT 99.1	Shareholders’ Agreement, dated as of May 14, 2014, by and between AIG, AIG Capital Corporation and the Issuer (incorporated by reference from AIG’s Schedule 13D, dated October 31, 2014).

EXHIBIT 99.2	Registration Rights Agreement, dated as of May 14, 2014, by and between AIG and the Issuer (incorporated by reference from AIG’s Schedule 13D, dated October 31, 2014).

EXHIBIT 99.3	Share Repurchase Agreement, dated as of June 1, 2015, by and among the Issuer, the Trust, the guarantors named therein, AIG and AIG Capital Corporation (incorporated by reference from Exhibit 1.1 to AIG’s Current Report on Form 8-K, dated June 4, 2015).

CUSIP No. N00985106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN INTERNATIONAL GROUP, INC.

/s/ Brian T. Schreiber Insert Name

Executive Vice President and Chief Strategy Officer Insert Title

June 11, 2015 Insert Date

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

AMERICAN INTERNATIONAL GROUP, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of American International Group, Inc. are set forth below.

BOARD OF DIRECTORS

Name	Address	Position/Principal Occupation	Citizenship
Douglas M. Steenland	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Chairman	American
W. Don Cornwell	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Peter R. Fisher	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
John H. Fitzpatrick	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American and Irish
Peter D. Hancock	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
William G. Jurgensen	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Christopher S. Lynch	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
George L. Miles, Jr.	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Henry S. Miller	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Robert S. Miller	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Suzanne Nora Johnson	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Ronald A. Rittenmeyer	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American
Theresa M. Stone	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Director	American

EXECUTIVE OFFICERS

Name	Address	Position/Principal Occupation	Citizenship
Peter D. Hancock	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	President and Chief Executive Officer	American
William N. Dooley	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American and Irish
John Q. Doyle	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Philip Fasano	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
David L. Herzog	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Kevin T. Hogan	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Jeffrey J. Hurd	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Ronald E. Martinez, Jr.	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Thomas A. Russo	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	American
Siddhartha Sankaran	c/o American International Group, Inc. 175 Water Street, New York, NY 10038	Executive Vice President	Canadian